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                              May 9, 2023

       Simon Ho
       Principal Executive Officer
       ConvexityShares Trust
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: ConvexityShares
Trust
                                                            Post-Effective
Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed May 1, 2023
                                                            File No. 333-256463

       Dear Simon Ho:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note that you incorporate by reference your Exchange Act reports, including your annual report on Form
10-K and your quarterly report on Form 10-Q, but that these
                                                        reports are not
available on your website at www.convexityshares.com as required by
                                                        Section F of General
Instruction VII of Form S-1 and Item 12(c)(i)(v) of Form S-1. In
                                                        addition, we note that
you failed to incorporate by reference all of the Exchange Act reports filed since the
end of your last fiscal year pursuant to Item 12(a)(2) of Form S-1.
                                                        Please revise your
prospectus to disclose all of the information incorporated by reference.
                                                        Alternatively,
incorporate by reference the Exchange Act reports required by Item
                                                        12(a)(1) and (a)(2) of
Form S-1 and include each such report on your website.
 Simon Ho
ConvexityShares Trust
May 9, 2023
Page 2
Cover Page

2. Please revise your disclosure on your cover page and throughout, including the prospectus summary and risk factors, to disclose, if true, that if the Index declines by more than 50%
         on a given trading day, the Leveraged Fund's investors would lose all of their money and that this would be the case with any single day movements in the Index, even if the Index maintains a level greater than zero at all times. In this regard, we note your disclosure in your registration statement on Form S-1 (333-265463), which was declared effective on
         May 11, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal
Branch Chief, at 202-551-3758 with any questions.



FirstName LastNameSimon Ho                                     Sincerely,
Comapany NameConvexityShares Trust
                                                               Division of
Corporation Finance
May 9, 2023 Page 2                                             Office of Crypto
Assets
FirstName LastName